Contact

www.linkedin.com/in/scottdudelson
(LinkedIn)

Top Skills

Leadership
Business Development
Online Advertising

Honors-Awards

LA Business Journal: #3 Fastest
Growing Company in Los Angeles

Fast 500 Growing Company: #22
National, #4 in Los Angeles

Inc Magazine #43 Fastest Growing
Company in America

LA Business Journal: #8 Fastest
Growing Company in Los Angeles

LA Business Journal: Top 100
Best Companies to Work for in Los
Angeles

Publications

The Flip Flop Company Culture

Entrepreneur.com

3 Reasons I Decided to Leave the
Company I Co-Founded

Empowering Your Users to Build a
Thriving On-Line Community

The Key to Loyalty Program
Retention

Scott Dudelson

Entrepreneur, Investor, Photojournalist, Dude
Malibu

Summary

Entrepreneur & Investor. Concert photographer. Mentor to
entrepreneurs. I love music & vinyl records.

―――――

Experience

Prodege, LLC
Co-Founder
June 2006 - Present (15 years 11 months)

Co-Founder and Chief Operating Officer from 2006-2014.

Prodege LLC is a billion dollar holding company backed by Great Hill Partners
that operates a number of consumer influence platforms and e-commerce
websites including Swagbucks.com, MyPoints.com, Upromise.com &
InboxDollars.com. Prodege's properties are ranked amont the top 150 most
trafficked websites in the USA with over 100 million registered members.
Prodege has been ranked among the fastest growing companies in the USA
by Inc Magazine numerous times.

Getty Images
Contributing Music & Concert Photographer
October 2014 - Present (7 years 7 months)
Greater Los Angeles Area

Contributing live concert and music photo journalist for the world's largest
photo syndication agency. I've photographed over 5000 bands / musicians
and my photos regularly appear on the covers and inside magazines and
websites including New York Times, Rolling Stone, Time, Billboard, Vanity
Fair, Spin, USA Today, Yahoo!, MSN.com, and thousands of other mainstream
entertainment websites worldwide.

Propeller
Board Member
March 2018 - Present (4 years 2 months)
Los Angeles Metropolitan Area

Propeller is a platform combines the power and reach of influencers together with the world's leading nonprofits to engage people in creating positive social change.

Founded in 2016, Propeller connects artists (we've run campaigns with Portugal. The Man, Bassnectar, Metallica, Coldplay, Zedd, Maroon 5 and many others) and their fans in support of important causes including climate change, gun violence, LGBTQ rights and more.

Markett
Advisor To Chief Executive Officer
January 2019 - Present (3 years 4 months)
Los Angeles County, California, United States

Markett is a for the people by the people marketing company, with the mission to put the billions of dollars brands spend on ads every year into the pockets of their greatest advocates.

Pepperdine University Graduate School of Education and Psychology
Advisory Board Member (Social Entrepreneurship & Change)
January 2015 - Present (7 years 4 months)
Malibu

The Social Entrepreneurship and Change masters program at Pepperdine University Graduate School of Education & Psychology provides support for graduate students who have the vision to effect social change at the local and global levels.

Startup UCLA
Advisory Council Member
January 2020 - Present (2 years 4 months)
Los Angeles Metropolitan Area

Startup UCLA was established in 2012 with the first Summer Accelerator for UCLA students/alumni to develop their tech-startups during a ten-week highly intensive program. The Summer Accelerator provides early-stage startups with a workspace and guidance by top entrepreneurs, investors and skill experts. The ten-week program incorporates best practices and knowledge in entrepreneurship, technology, and design. The teams travel to the Bay Area to visit venture capital firms and startup entrepreneurs, making valuable connections while getting constructive feedback on their pitches from industry professionals. The culminating event is Demo Day when the teams pitch to our growing network of local entrepreneurs and investors.

@AllDayVinyl
Vinyl Record Junkie
October 2019 - Present (2 years 7 months)

Founder of largest community of vinyl record fans on Instagram @alldayvinyl and host of "The Dudes Vinyl Lounge" podcast and IG Live show. Musicians who have appeared on 'The Dudes Vinyl Lounge" include Kathy Valentine of The Go Go's, Dave Pirner of Soul Asylum, Mike Peters of the Alarm and many more.

inMarket
Advisor
July 2015 - Present (6 years 10 months)
Venice

inMarket runs the world's largest mobile shopper marketing platform and has built the world's largest network of beacon-enhanced shopping apps. Clients such as Coca-Cola, Kraft, Levi's, Nestlé, and Procter & Gamble have launched hundreds of in store campaigns with inMarket since its inception in 2010.

Musicians On Call
Advisory Board Member
March 2015 - Present (7 years 2 months)
Los Angeles

For over 15 years Musicians on Call has brought live and recorded music to the bedsides of patients in healthcare facilities. MOC has offices in NYC, Nashville and Los Angeles. Thousands of artists including Bruce Springsteen, Kelly Clarkson, Darius Rucker have performed at children's hospitals.

If you are a performer let me know if you want to do a bedside performance; If you work with an artist, let me know if i can help get a performance set up. Its powerful!

Haven Coliving
Investor
February 2019 - Present (3 years 3 months)
Los Angeles, California, United States

Purpose driven co-living spaces.

PawnGuru
Advisory Board Member
February 2015 - Present (7 years 3 months)

PawnGuru is a marketplace for pawnshops and consumers that allows consumers to get instant local cash offers to sell or pawn their stuff. PawnGuru has received funding from organizations such as Impact America, MuckerLabs and others.

Sensay
Investor
January 2015 - Present (7 years 4 months)
Venice

Sensay connects humans in need with other humans for meaningful one-on-one, anonymous conversation in Facebook Messenger, Slack, Kik, Telegram, Line, WeChat, and WhatsApp

Canyon Creek Capital
Investor
August 2014 - Present (7 years 9 months)
Santa Monica

Canyon Creek is an opportunistic "Bridge to the A", series A venture fund, which invests in companies with large potential markets, capital efficient businesses and strong founding teams. Investments include: Amplify.LA, StrikeAds, Bridg, Gyft, Club W, Invested.In, AnyMeeting.

Various Industry Publications
Contributing Journalist
January 2002 - Present (20 years 4 months)

Contributing blogger to business periodicals including Entrepreneur.com, Inc Magazine (inc.com) & Loyalty360 and former Nightlife editor at Music Connection Magazine.

Los Angeles Dodgers Accelerator with R/GA
Managing Director & Entrepreneur in Residence
December 2015 - November 2017 (2 years)
Greater Los Angeles Area

The Los Angeles Dodgers in partnership with global digital ad agency R/GA have created a first of its kind start-up accelerator to nurture sports, entertainment and tech investments. Our investments in cohort two include: Renegade Brands, Shottracker, Keemotion, Greenfly and WSC Technologies.

Gyft

Investor

July 2013 - August 2014 (1 year 2 months)

Sold to First Data in July 2014.

Gyft is a digital gift card platform that enables you to manage your gift cards. Users can upload, send and redeem gift cards from their phones. For retailers, Gyft creates a meaningful new revenue channel and can help drive redemption. By using Gyft's solution, merchants can drive customer acquisition, sales and social engagement.

———

Education

University of California, Los Angeles

BA, English, Classical Civilization